# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Renatus Tactical Acquisition Corp I, CIK 0002035173
CUSIP: G7490F101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1825 Ponce de Leon Blvd, Coral Gables, Coral Gables, Florida (FL), 33134
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068671

## Reporting persons
- International SPAC Management Group I: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,051,398; sole dispositive power 0; shared dispositive power 4,051,398; aggregate amount beneficially owned 4,051,398 (13% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as the "Sponsor". Consists of 4,051,398 Class B ordinary shares of Renatus Tactical Acquisition Corp I (the "Issuer") (the "Founder Shares"), which are convertible into Class A ordinary shares of the Issuer (the "Class A Ordinary Shares" and together with the Founder Shares, the "Ordinary Shares"), as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333- 285842). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the private placement warrants of the Issuer (the "Private Placement Warrants") held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Row 11) Percentage calculated using a denominator of 31,161,288 Ordinary Shares, reflecting (a) the 24,150,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on From 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025, plus (b) 7,011,288 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
- Global Client Advisory Group: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,051,398; sole dispositive power 0; shared dispositive power 4,051,398; aggregate amount beneficially owned 4,051,398 (13% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as "Sponsor HoldCo". Consists of 4,051,398 Founder Shares, which are convertible into Class A Ordinary Shares. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Row 11) Percentage calculated using a denominator of 31,161,288 Ordinary Shares, reflecting (a) the 24,150,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on From 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025, plus (b) 7,011,288 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
- Eric Swider: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 4,051,398; sole dispositive power 50,000; shared dispositive power 4,051,398; aggregate amount beneficially owned 4,101,398 (13.2% of the class)
  Comment: (Rows 5, 6, 7, 8 and 9) See Item 4 below. Consists of 4,101,398 Founder Shares, which are convertible into Class A Ordinary Shares. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Row 11) Percentage calculated using a denominator of 31,161,288 Ordinary Shares, reflecting (a) the 24,150,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on From 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025, plus (b) 7,011,288 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.

## Item 1. Issuer
Name of issuer: Renatus Tactical Acquisition Corp I
Address of issuer's principal executive offices: 1825 Ponce de Leon Blvd, Suite 260 Coral Gables, FL 33134

## Item 2. Person Filing
Name of person filing:
(1) International SPAC Management Group I (the "Sponsor")
(2) Global Client Advisory Group ("Sponsor HoldCo")
(3) Eric Swider
Address of principal business office or, if none, residence:
(1) Sponsor: C/O 1825 Ponce de Leon Blvd, Suite 260 Coral Gables, FL 33134
(2) Sponsor HoldCo: C/O1825 Ponce de Leon Blvd, Suite 260 Coral Gables, FL 33134
(3) Eric Swider: C/O 1825 Ponce de Leon Blvd, Suite 260 Coral Gables, FL 33134
Citizenship:
(1) Sponsor: Cayman Islands
(2) Sponsor HoldCo: Cayman Islands
(3) Eric Swider: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

International SPAC Management Group I LLC ("Sponsor") is the record holder of 4,051,398 Founder Shares (including 200,000 Founder Shares reserved by the Sponsor to transfer to certain of the Issuer's advisors prior to the closing of the Issuer's initial business combination), which are convertible into Class A Ordinary Shares, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333- 285842). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.

Global Client Advisory Group ("Sponsor HoldCo") is the managing member of the Sponsor. Eric Swider is the managing member of Sponsor HoldCo. Mr. Swider makes all investment and voting decisions with respect to the securities held by Sponsor HoldCo and may be deemed to beneficially own the founder shares held by the Sponsor.
Percent of class:
(1) Sponsor: 13.0%
(2) Sponsor HoldCo: 13.0%
(3) Eric Swider: 13.2%
Sole power to vote or to direct the vote:
(1) Sponsor: 0
(2) Sponsor HoldCo: 0
(3) Eric Swider: 50,000
Shared power to vote or to direct the vote:
(1) Sponsor: 4,051,398
(2) Sponsor HoldCo: 4,051,398
(3) Eric Swider: 4,051,398
Sole power to dispose or to direct the disposition:
(1) Sponsor: 0
(2) Sponsor HoldCo: 0
(3) Eric Swider: 50,000
Shared power to dispose or to direct the disposition:
(1) Sponsor: 4,051,398
(2) Sponsor HoldCo: 4,051,398
(3) Eric Swider: 4,051,398

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- International SPAC Management Group I: /s/ Eric Swider, Eric Swider, Authorized Signatory of International SPAC Management Group I (08/14/2025)
- Global Client Advisory Group: /s/ Eric Swider, Eric Swider, Authorized Signatory of Global Client Advisory Group (08/14/2025)
- Eric Swider: /s/ Eric Swider, Eric Swider (08/14/2025)